The First, a National Banking Association
                                                                  DeeDee Lowery, CPA
                                                                  Executive Vice President and Chief Financial Officer

                                                                  6480 US Highway 98 West
                                                                  P.O. Box 15549
                                                                  Hattiesburg, MS 39404-5549

                                                                  Phone: (601) 450-8888
                                                                  Direct Line: (601) 705-1141
                                                                  Fax: (601) 450-2517
                                                                  Email:  dlowery@thefirstbank.com

                                                                  www. TheFirstBank.com

July 2, 2009

United States Securities & Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:      The First Bancshares, Inc.
         Form 10-K for Fiscal Year Ended December 31, 2008
         Filed March 31, 2009
         Form 10-Q for the Quarterly Period Ended March 31, 2009
         Filed May 20, 2009
         File No. 000-22507

The First Bancshares, Inc. (the "Company"), hereby transmits for filing the Company's responses to comments of the Staff contained in the letter from Amit Pande to the undersigned dated June 25, 2009.

Form 10-K for Fiscal Year Ended December 31, 2008

Notes to Consolidated Financial Statements

Note C - Securities, page 39

     1.  The bulk of the Fund's  holdings  are  long-term  agency and  non-agency  adjustable-rate  mortgage-backed securities.  While the  Fund's  index  duration  is 0.8 years,  the spread  duration  of its  holdings  of long-term  adjustable-rate  mortgage  securities  is  approximately  11 years.  Likewise,  the  fixed-rate collateralized  mortgage  obligation  securities  held by the fund  have  longer-term  average  lives  and durations  and,  thus,  are best  analogized to long-term  fixed-rate  mortgage-backed  securities.  It is appropriate,  therefore,  to look at changes in market spreads on long-term securities to gauge the impact of changes in overall market spreads on the value of the Fund's holdings and the Fund's net asset value.

     2.  As there are no  non-proprietary  agency or  non-agency  adjustable  rate  mortgage  indexes  available on
         Bloomberg,  we use the "FNCL"  function on  Bloomberg to  determine  option-adjusted  spreads on long-term
         Fannie  Mae  mortgage  securities  as  representative  of  overall  mortgage  market  spreads,  adding  an illiquidity  factor to such  spreads to account  for  distressed,  forced-sale  trading in the  non-agency market.

         During the time in which our  investment in the Fund has been  impaired,  agency  option-adjusted  spreads rose 140 basis points,  while  non-agency  spreads  (considering  a 200 basis point  illiquidity  premium)
         increased by  approximately  340 basis points.  Applying the spread  widenings  against the composition of the Fund's holdings, we calculate a non-credit-based impairment as follows:

                           Modified   Spread     Change in          % of           % Decline in Fair Value
         Security Type     duration   duration   spread/OAS     Current face       weighted by current face
         -------------     --------   --------   ----------     ------------       ------------------------

         F CMO-agency         11.5      NM         140 bps           23%                    (3.70%)

         F CMO-non-agcy       10.5      NM         340 bps           2%                     (0.71%)

         ARM-agency           NM        10.3       140 bps           20%                    (2.88%)

         ARM-non-agency       NM       10.3        340 bps           55%                   (19.26%)
                                                                                           ========

                                                                         TOTAL             (26.55)%
                                                         Decline in Fund's NAV             (26.88)%

     3.  From the time of the Fund's low point in net asset value on 3/23/09,  the Fund's net asset value  improved
         6-7 cents during the next month.  Linearly  extrapolating  the  improvement  out to recover our  amortized cost at $9.60 would take  approximately  3.3 years ($2.65  decline in net asset value divided by 6-7 cents
         x 12 months).  Currently, the recovery period, based the same methodology, is slightly over 4 years.

     4.  The limitation of liquidity for the Fund due to the activation of the  redemption-in-kind  provision would impact our impairment  analysis if we elected to receive in-kind  securities and were forced to sell these securities  to cover  liquidity  shortfalls  and/or to meet  regulatory  capital  standards.  Because  our investment  in the Fund  represents  only 0.25% of our assets  (thus,  it is more  likely than not that we will not be required to sell the security  prior to recovery  and we do not intend to sell the  security), the  activation  of the  redemption-in-kind  provision  was not a  significant  factor  in our  impairment analysis.

In connection with responding to your comments, the company is acknowledging that:
     o   the company is responsible for the adequacy and accuracy of the disclosure in the filing;
     o   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
     o   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Please let me know if you need anything else.

Sincerely,

/s/ DeeDee Lowery
------------------------------------
DeeDee Lowery
EVP & CFO